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                                  EXHIBIT 99

                    RISKS AND UNCERTAINTIES THAT MAY AFFECT
                          FORWARD-LOOKING STATEMENTS

     Forward-looking statements made by or on behalf of the Company represent the Company's reasonable judgement on the future and are subject to risks and uncertainties. Actual results may differ materially from those projected in the forward-looking statements. Such risks and uncertainties include, among others:

     THE COMPANY DEPENDS ON ITS PRINCIPAL PRODUCTS AND MARKET ACCEPTANCE OF THEM. The Company currently derives most of its revenues from consumer sales of LoJack Units and related products, the licensing of its Stolen Vehicle Recovery
System and sale of related products to licensees in foreign countries.   The
Company also derives a limited portion of its revenues from sales of conventional vehicle security devices. As a result, any factor adversely affecting sales of the Company's principal products would have an adverse effect on the Company.

     The Company's success is also heavily dependent upon acceptance of its current and future products in new markets. There is no assurance that the LoJack System will continue to achieve widespread consumer acceptance in all of the Company's existing or future markets.

     THE COMPANY IS AFFECTED BY CHANGES IN ECONOMIC CONDITIONS AND NEW VEHICLE SALES. The Company's products are installed in new and used vehicles; the Company's sales, however, are primarily driven by the production and sales of new vehicles. As a result, any change in general economic conditions resulting in decreased new vehicle sales could adversely affect the Company. Because new car sales are most often a discretionary activity, the Company is unable to accurately predict its sales in future quarters. In any quarter, many factors can affect the Company's revenues. These factors include, but are not limited to, periods of economic slowdown, slowdowns in vehicle production, labor disputes affecting the automobile industry, and any change in general economic conditions. If fewer new vehicles are sold or produced, fewer LoJack Units may be installed.

     THE COMPANY DEPENDS ON KEY PERSONNEL. The Company's success depends, to a significant degree, upon the efforts and abilities of key creative, technical, marketing, sales and management personnel. The loss of services of one or more of these key employees could have an adverse effect on the Company. In addition, the Company believes that its future success depends in part upon its ability to attract, retain, and motivate qualified personnel necessary for the development of its business. There can be no assurance that the Company will be successful in attracting and retaining such personnel. The Company has no employment contracts with its key employees.
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     THE COMPANY IS SUBJECT TO GOVERNMENT REGULATION AND APPROVAL.  The Company
must obtain the approval of law enforcement agencies, as well other governmental agencies, for implementation of the LoJack System before sales of LoJack Units can commence in a given jurisdiction. The approval process may be time consuming and costly. In addition, governmental approval may be terminable at the convenience of the executive or legislative body in some jurisdictions.
Such governmental discretion and regulation may limit the number of potential customers for the Company's services or impede its ability to offer competitive services to the market. The Company may encounter similar or additional regulatory requirements as it expands into foreign markets.

     THE COMPANY DEPENDS ON PROPRIETARY TECHNOLOGY. The Company's success is dependent on its proprietary technology. Although the Company seeks to protect its intellectual rights through patents, copyrights, trademarks, trade secrets and license agreements, there can be no assurance that the Company will be able to protect its technology from misappropriation or that competitors will not develop similar technology independently. There can be no assurance that third parties will not assert that the Company's products infringe upon their own patents, copyrights, or trade secrets. In addition, the laws of certain foreign countries in which the Company's products are or may be distributed do not protect the Company's products and intellectual rights to the same extent as the laws of the United States.

     THE COMPANY DEPENDS ON A SINGLE SUPPLIER FOR PRINCIPAL PRODUCT.   Key
components of the Company's principal product are currently manufactured to the Company's specifications by a single supplier. Although these key components could be obtained from other suppliers, there can be no assurance that the Company could obtain such components from an alternative supplier without undue cost and expense.

     THE COMPANY FACES COMPETITION. Several competitors or potential competitors are marketing or have announced the development of stolen vehicle recovery products directly competitive with the LoJack System. To the Company's knowledge, competitors have not developed stolen vehicle recovery products directly compatible with the LoJack System. In addition, the Company is unaware of any competitor who proposes a system capable of being operated or actively monitored exclusively by law enforcement agencies as is the LoJack System. However, there can be no assurance that the Company will be able to compete successfully against existing companies or new entrants to the marketplace. Furthermore, the development by competitors of new or improved products or technologies may render the Company's products or proposed products obsolete or less competitive.